Exhibit 99.1

Americas Silver Corporation Provides Second Quarter Production and Cost Update

TORONTO--(BUSINESS WIRE)--July 19, 2018--Americas Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas Silver” or the “Company”) today announced production and operating cost results for the second quarter of 2018 on a consolidated basis and individually for its Cosalá Operations and Galena Complex. All figures are in U.S. dollars unless otherwise indicated.

Second Quarter Highlights

  Consolidated silver production for the quarter of approximately 300,000 silver ounces and 1.5 million silver equivalent1 ounces, representing decreases of 24% and 9%, respectively, when compared to Q1, 2018, and a decrease of 46% and an increase of 24%, respectively, year-over-year.
  Consolidated cash costs2 for the quarter were approximately negative ($6.15) per silver ounce, a decrease of 125% when compared to Q1, 2018 and 185% year-over-year, while consolidated all-in sustaining costs2 (“AISC”) were approximately $5.40 per silver ounce, a decrease of 13% when compared to Q1, 2018 and 49% year-over-year.
  Cosalá Operations milled tonnage increased by 13% over Q1, 2018 as San Rafael continued to successfully ramp up both mining and milling rates in the second quarter of commercial production. As a result, silver production increased to approximately 90,000 silver ounces and 1.0 million silver equivalent ounces during the quarter, representing increases of 19% and 10%, respectively, when compared to Q1, 2018. Cash costs were approximately negative ($60.13) per silver ounce and AISC were approximately negative ($41.66) per silver ounce representing a decrease of 15% when compared to Q1, 2018.
  As previously announced, Galena Complex production for the quarter was negatively impacted by two separate issues at its No.3 Shaft that inhibited normal hoisting for approximately 27 days in total. As a result, the Complex produced approximately 210,000 silver ounces and 420,000 silver equivalent ounces, representing decreases of 35% and 37%, respectively, when compared to Q1, 2018, and decreases of 34% and 31%, respectively, year-over-year. Cash costs were approximately $18.36 per silver ounce and AISC were approximately $26.77 per silver ounce. The issues impacting second quarter production are not expected to affect production in the second half of the year.
  Guidance for 2018 remains unchanged at 1.6 – 2.0 million silver ounces and 7.2 – 8.0 million silver equivalent ounces at cash costs of negative ($10.00) to negative ($5.00) per silver ounce and AISC of negative ($1.00) to $4.00 per silver ounce. The Company expects to release its second quarter financial results on or before August 9, 2018.
  The Company had cash and cash equivalents of $7.8 million at June 30, 2018.

“The San Rafael mine successfully increased mining and milling rates by almost 15% during the quarter and we expect further increases in the third quarter as it continues to ramp up the mill to capacity,” said Darren Blasutti, President & CEO of Americas Silver. “These increases allowed the Company to continue to drive down its industry-leading cash costs and AISC when compared to both last quarter and last year, despite lower than expected production from the Galena Complex. Now that the necessary repairs at Galena have been successfully completed in the second quarter, we can continue to execute our operational plan for the remainder of the year.”

Consolidated Second Quarter Production Details

Consolidated silver production for the second quarter of 2018 was 301,711 silver ounces which represents a decrease of 24% over the previous quarter and 46% year-over-year. Silver equivalent production was approximately 1.5 million ounces, down 9% over the previous quarter and up 24% year-over-year. The increase in the milling rate achieved at Cosalá Operations was offset by the lower tonnage at the Galena Complex during the quarter. Consolidated cash costs decreased 125% to negative ($6.15) per silver ounce comparted to previous quarter and 185% year-over-year, and AISC decreased 13% to $5.40 per silver ounce compared to the previous quarter and 49% year-over-year. Consolidated zinc production increased by 19% compared to Q1, 2018 and 201% compared to Q2, 2017; consolidated lead production decreased by 18% compared to Q1, 2018. The decreases in silver, silver equivalent, silver grade, and lead production compared to Q1, 2018 are primarily due the issues associated with the No.3 Shaft at the Galena Complex.

Table 1 Consolidated Production Highlights
	Q2 2018	Q2 2017	Change	Q1 2018	Change
Processed Ore (tonnes milled)	164,313	179,427	-8%	163,875	1%
Silver Production (ounces)	301,711	557,892	-46%	397,035	-24%
Silver Equivalent Production (ounces)	1,462,170	1,175,836	24%	1,613,711	-9%
Silver Grade (grams per tonne)	77	107	-28%	95	-19%
Cost of Sales ($ per equiv. ounce silver) [1]	$8.19	$11.00	-26%	$8.14	1%
Cash Costs ($ per ounce silver) [1]	($6.15)	$7.21	-185%	($2.73)	-125%
All-in Sustaining Costs ($ per ounce silver) [1]	$5.40	$10.65	-49%	$6.17	-13%
Zinc Production (pounds)	8,756,201	2,904,374	201%	7,332,978	19%
Lead Production (pounds)	6,216,592	6,435,048	-3%	7,624,685	-18%
Copper Production (pounds)	-	273,475	-100%	-	-

1 Cost of sales per silver equivalent ounce, cash costs per silver ounce, and all-in sustaining costs per silver ounce for Q2, 2017 excludes pre-production of 22,549 silver ounces and 32,955 silver equivalent ounces, respectively, mined from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as an offset to development costs.

Cosalá Operations Production Details

The Cosalá Operations produced 94,231 ounces of silver during the second quarter of 2018 and 1,041,246 ounces of silver equivalent during the same period at cash costs of negative ($60.13) per silver ounce and AISC of negative ($41.66) per silver ounce. Silver production increased 19% over the previous quarter while silver equivalent production increased 10% over the previous quarter and 85% year-over-year. Cash costs and AISC were down compared to the previous quarter from negative ($59.52) per silver ounce and negative ($36.28) per silver ounce, respectively, and down significantly year-over-year from negative ($2.81) per silver ounce and negative ($2.81) per silver ounce, respectively. The improved results at San Rafael relative to Q1, 2018 are a result of the increase in milling rate (13%) as the process plant continued to ramp-up operations to targeted levels during the quarter.

Table 2 Cosalá Operations Highlights
	Q2 2018	Q2 2017	Change	Q1 2018	Change
Processed Ore (tonnes milled)	138,708	134,778	3%	123,285	13%
Silver Production (ounces)	94,231	242,523	-61%	79,382	19%
Silver Equivalent Production (ounces)	1,041,246	564,112	85%	948,081	10%
Silver Grade (grams per tonne)	42	66	-36%	42	0%
Cost of Sales ($ per equiv. ounce silver) [1]	$5.34	$7.57	-29%	$5.92	-10%
Cash Costs ($ per ounce silver) [1]	($60.13)	($2.81)	>-100%	($59.52)	-1%
All-in Sustaining Costs ($ per ounce silver) [1]	($41.66)	($2.81)	>-100%	($36.28)	-15%
Zinc Production (pounds)	8,756,201	2,904,374	201%	7,332,978	19%
Lead Production (pounds)	2,982,316	1,351,258	121%	2,679,485	11%
Copper Production (pounds)	-	273,475	-100%	-	-

1 Cost of sales per silver equivalent ounce, cash costs per silver ounce, and all-in sustaining costs per silver ounce for Q2, 2017 excludes pre-production of 22,549 silver ounces and 32,955 silver equivalent ounces, respectively, mined from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as an offset to development costs.

Galena Complex Production Details

As previously announced on June 14, 2018, production at the Galena Complex was negatively impacted by two issues affecting the No.3 Shaft: a 10-day suspension of hoisting in late April to allow the repair of steel sets in the shaft, and a 17-day shutdown of the hoist in June to address a mechanical failure in the brake mechanism. The Complex was temporarily considered to be on care and maintenance for the 17-day shutdown as repairs were performed with certain costs excluded from the cash costs and AISC calculations. Repairs were completed by the end of June 2018 and these issues are not expected to impact production rates for the remainder of the year.

As a result, the Galena Complex produced 207,480 ounces of silver and 420,924 ounces of silver equivalent during the second quarter of 2018 at cash costs of $18.36 per silver ounce and AISC of $26.77 per silver ounce. Silver and silver equivalent production decreased 35% and 37%, respectively, compared to the previous quarter, and decreased 34% and 31%, respectively, year-over-year. Cash costs increased by 60% compared to the prior quarter and 29% year-over-year, and AISC were up 60% compared to the prior quarter and 34% year-over-year.

Table 3 Galena Complex Highlights
	Q2 2018	Q2 2017	Change	Q1 2018	Change
Processed Ore (tonnes milled)	25,605	44,649	-43%	40,590	-37%
Silver Production (ounces)	207,480	315,369	-34%	317,653	-35%
Silver Equivalent Production (ounces)	420,924	611,724	-31%	665,630	-37%
Silver Grade (grams per tonne)	263	231	14%	256	3%
Cost of Sales ($ per equiv. ounce silver)	$15.23	$13.98	9%	$11.31	35%
Cash Costs ($ per ounce silver)	$18.36	$14.20	29%	$11.46	60%
All-in Sustaining Costs ($ per ounce silver)	$26.77	$20.03	34%	$16.78	60%
Lead Production (pounds)	3,234,276	5,083,790	-36%	4,945,200	-35%

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. The Company holds an option on the San Felipe development project in Sonora, Mexico.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of exploration, operational, production, and development plans, the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

1 Silver equivalent production throughout this press release was calculated based on silver, zinc, lead and copper realized prices during each respective period.
2 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2017 year-end and quarterly MD&A. The performance measures for the quarter ended June 30, 2018 are preliminary throughout this press release subject to refinement from the Company’s second quarter financial results to be released on or before August 9, 2018.

CONTACT:
Americas Silver Corporation
Darren Blasutti
President and CEO
416‐848‐9503